Exhibit 12.1
Arizona Public Service Company
Computation of Earnings to Fixed Charges
($000’s)

	2007	2006	2005	2004	2003	2002
Earnings:
Income From Continuing Operations	$283,940	$269,730	$170,479	$199,627	$180,937	$199,343
Income Taxes	151,157	138,927	98,010	120,030	86,854	126,805
Fixed Charges	202,044	191,174	178,437	181,372	181,793	168,985

Total Earnings	$637,141	$599,831	$446,926	$501,029	$449,584	$495,133

Fixed Charges:
Interest Charges	$170,594	$158,769	$145,502	$146,983	$147,610	$133,878
Amortization of Debt Discount	4,639	4,363	4,085	4,854	3,337	2,888
Estimated Interest Portion of Annual Rents	26,811	28,042	28,850	29,535	30,846	32,219

Total Fixed Charges	$202,044	$191,174	$178,437	$181,372	$181,793	$168,985

Ratio of Earnings to Fixed Charges (rounded down)	3.15	3.13	2.50	2.76	2.47	2.93